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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
                                                                                                    Expires:
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                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                               COMMISSION FILE NUMBER
                                                                                                               0-12374
(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                -----------------------------
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                                                                                                             CUSIP NUMBER
                                                                                                             294592 30 8
     For Period Ended: DECEMBER 31, 1999                                                            -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

____________________________________________________________________________________________________________________________________
Full Name of Registrant
EQUITEX, INC.
____________________________________________________________________________________________________________________________________
Former Name if Applicable
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)
7315 EAST PEAKVIEW AVENUE
ENGLEWOOD, COLORADO 80111
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

EQUITEX, INC., A DELAWARE CORPORATION, HEREBY REQUESTS AN EXTENSION UNTIL APRIL 14, 2000 FOR THE FILING OF ITS ANNUAL REPORT ON
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999.  THIS ADDITIONAL TIME IS NECESSARY IN ORDER FOR THE REGISTRANT AND ITS AUDITORS
TO COMPLETE THE PREPARATION OF THE REQUIRED FINANCIAL STATEMENTS AS WELL AS PARTS ONE THROUGH FOUR OF THE FILING.


                                                                                                                     SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              THOMAS B. OLSON                                   303                                    796-8940
    ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.


AT THE CLOSE OF BUSINESS ON DECEMBER 31, 1998, THE REGISTRANT FILED FOR
DECERTIFICATION AS A BUSINESS DEVELOPMENT COMPANY. AS A RESULT, THE REGISTRANT
MUST CHANGE THE NATURE OF ITS ACCOUNTING FROM THAT OF AN INVESTMENT COMPANY TO
THAT OF AN OPERATING COMPANY. DUE TO THIS CHANGE, THE REGISTRANT'S CONSOLIDATED
FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF ITS WHOLLY OWNED SUBSIDIARY FIRST
TELESERVICES CORP., TWO MAJORITY OWNED SUBSIDIARIES TRIUMPH SPORTS, INC. AND nMORTGAGE, INC. AND THE EQUITY INVESTMENT IN ITS MINORITY SUBSIDIARY
VP SPORTS, INC. DURING THE FIRST SIX MONTHS OF 1999, THE REGISTRANT EXECUTED A
DEFINITIVE AGREEMENT TO MERGE WITH FIRST TELEBANC CORP. AND HAS FILED
WITH THE FEDERAL RESERVE BANK OF ATLANTA FOR APPROVAL TO BECOME A BANK HOLDING
COMPANY.

THE REGISTRANT IS PRESENTLY PREPARING ITS CONSOLIDATED FINANCIAL STATEMENTS FOR
THE YEAR ENDED DECEMBER 31, 1999 WHICH INCLUDE THESE SUBSIDIARIES AND AS OF THE
FILING OF THIS REPORT, THE REGISTRANT IS UNABLE TO PROVIDE AN ACCURATE
QUANTITATIVE ESTIMATE OF THE RESULTS OF OPERATIONS AS IT HAS NOT RECEIVED THE
FINAL FINANCIAL STATEMENTS FROM CERTAIN OF THE ENTITIES TO BE CONSOLIDATED.


====================================================================================================================================

                                                          EQUITEX, INC.
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     MARCH 30, 2000                                                             /S/ THOMAS B. OLSON, SECRETARY
Date _____________________________________                                   By_____________________________________________________


INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
    Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of
    Regulation S-T.

